UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________________________

FORM 11-K

____________________________

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

______________________________

Commission file number 1-6659

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ESSENTIAL UTILITIES, INC.

401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Essential Utilities, Inc.

762 W. Lancaster Avenue

Bryn Mawr, PA 19010

Essential Utilities, Inc. 401 (k) Plan

Table of Contents

December 31, 2024 and 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of

Essential Utilities, Inc. 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Essential Utilities, Inc. 401(k) Plan (Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the schedule of assets (held at end of year) as of December 31, 2024 and schedule of delinquent participant contributions for the year ended December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2019.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania

June 16, 2025

Essential Utilities, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2024 and 2023

	2024	2023

Assets

Investments, at fair value	$607,304,480	$544,683,259

Receivables:
Employer contributions receivable	4,879,373	4,173,914
Participant contributions receivable	644,314	88,127
Notes receivable from participants	10,958,327	9,556,609

Total Receivables	16,482,014	13,818,650

Total Assets	623,786,494	558,501,909

Liabilities

Accrued expenses	288,142	99,195
Excess contributions payable	8,174	-

Total Liabilities	296,316	99,195

Net Assets Available for Benefits	$623,490,178	$558,402,714

See notes to financial statements.

Essential Utilities, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

December 31, 2024

Additions
Investment income:
Net appreciation in fair value of investments	$38,532,237
Interest and dividends	23,401,006
Total investment income	61,933,243

Interest income on notes receivable from participants	694,776

Contributions:
Employer	25,529,388
Participants	27,413,375
Participant rollovers	5,030,634
Total contributions	57,973,397

Total Additions	120,601,416

Deductions
Benefits paid to participants	54,620,854
Administrative expenses	893,098
Total Deductions	55,513,952

Net Increase in Assets Available for Benefits	65,087,464

Net Assets Available for Benefits, Beginning of Year	558,402,714

Net Assets Available for Benefits, End of Year	$623,490,178

See notes to financial statements.

Essential Utilities, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2024 and 2023

Note 1 - Description of Plan

The following description of the Essential Utilities, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Essential Utilities, Inc. (the “Plan Sponsor” and the “Plan Administrator”). Direct and indirect subsidiaries of Essential Utilities, Inc. that adopt the Plan are participating employers. All participating employers are referred to herein as the “Company”. The Plan is designed to conform to all of the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and with the applicable provisions of the Internal Revenue Code (“IRC”) and the regulations thereunder.

Fidelity Management Trust Company (“Fidelity” or “Trustee”) serves as the trustee and recordkeeper for the Plan.

Eligibility

Covered employees are any employees of the Company other than: (i) bargaining unit employees unless their union contract provides for participation in the Plan, (ii) leased employees, (iii) nonresident aliens, and (iv) persons performing services who are classified by the Company as other than common law employees. Any seasonal employee shall become a participant in the Plan as of the first day of a calendar quarter coincident with or next following the date on which the employee first completes one year of service, provided the employee is a covered employee on such date.

The following are the groups of covered employees in the Plan:

•Group 1 Covered Employee: Any covered employee who was a participant in the Aqua America, Inc. Thrift Plan on December 31, 2007. The only employees who can commence participation as Eligible Group 1 Employees after December 31, 2007, are employees who were employed by the Philadelphia Suburban Division of Aqua Pennsylvania, Inc. on March 31, 2003, and were represented by Local 473 of the International Brotherhood of Fireman and Oilers on such date, who have remained continuously employed by Aqua Pennsylvania, Inc. as an employee represented by Local 473 and the successors thereto (currently Local 542 of the Internal Union of Operating Engineers) and who are transferred to a position with Aqua Pennsylvania, Inc. or a participating affiliated company in which they cease to be represented by Local 542 or any other union. Participation as an Eligible Group 1 Employee begins on the date of such change in status.

•Group 4 Covered Employee: Any covered employee who was a participant in the Personal Savings Plan for Local 473 Employees of the Philadelphia Suburban Division of Aqua Pennsylvania, Inc. on December 31, 2007.

Essential Utilities, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2024 and 2023

•Group 6 Covered Employee: Any covered employee of Aqua Ohio Water Company whose terms and conditions of employment are subject to a collective bargaining agreement with an Ohio Water Union and who was hired before the hire date specified below:

Union	District	Hire Date
Utility Workers Union of America, AFL-CIO Local No. 397	Ashtabula	April 13, 2014
International Union of Operating Engineers, AFL-CIO Local Union 18S	Tiffin	October 31, 2013
Utility Workers Union of America, AFL-CIO Local Union No. 434	Marion	June 12, 2014

•Group 8 Covered Employee: In general, an employee is a Group 8 Covered Employee if they are not a Group 1, 4, 6, PNG Salaried, PNG Union or Delta Covered Employee (as defined by the Plan) and not covered by a collective bargaining agreement.

•Group 9 Covered Employee: In general, an employee is a Group 9 Covered Employee if the participant is not a Group 1, 4, 6, 8, PNG Salaried, PNG Union or Delta Covered Employee (as defined by the Plan) and the terms and conditions of the participant’s employment are subject to a collective bargaining agreement.

•PNG Salaried Group Covered Employee: Any covered employee (i) who was a participant in the PNG Salaried Plan on June 30, 2022, and (ii) any employee who was employed on June 30, 2022, as a covered employee under the terms of the PNG Salaried Plan as then in effect, who satisfies the eligibility requirements after June 30, 2022, provided he or she has remained continuously employed by the Company through entry date.

•PNG Union Group Covered Employee: Any Covered Employee (i) who was a participant in the PNG Union Plan on June 30, 2022, and (ii) any Employee who was employed on June 30, 2022, as a covered employee under the terms of the PNG Union Plan as then in effect, who satisfies the eligibility requirements after June 30, 2022, provided he or she has remained continuously employed by the Company from June 30, 2022, through entry date.

•Delta Group Covered Employee: Any covered employee (i) who was a participant in the Delta Plan on June 30, 2022, and (ii) any employee who was employed on June 30, 2022, as a covered employee under the terms of the Delta Plan as then in effect, who satisfies the eligibility requirements after June 30, 2022, provided he or she has remained continuously employed by the Company through entry date.

Essential Utilities, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2024 and 2023

Contributions

Automatic Enrollment and Escalation

Any newly hired or rehired eligible employee is automatically enrolled in the Plan into a retirement date fund at a deferral of 6%, as soon as practical following a 30-day period, unless they elect otherwise.

A participant may elect to have a percentage of their base pay be contributed as deferral contributions and automatically increased each year to the next higher whole percentage. The increase for a Plan Year (calendar year) will be effective on a designated date in each Plan Year and will be applied to the last election in effect prior to such date. The automatic increase will remain in effect until the participant cancels the automatic increase election.

If a participant is automatically enrolled, their deferral percentage will automatically be increased by 1% (up to a maximum of 10%) effective with the paycheck for the first pay period ending on or after July 1 of each year, unless and until they make an affirmative election to make or not make deferral contributions. If automatically enrolled prior to July 1, 2022, the automatic increase date is effective with the paycheck for the first pay period ending on or April 1 of each year.

Employee Deferral Contributions

Participants may elect to contribute to the Plan from 1% to 75% of their eligible compensation on a pre-tax basis, an after-tax basis, a Roth after-tax basis, or a combination of these three, as defined by the Plan, up to the annual maximum permitted under applicable laws and regulations governing 401(k) plans. The maximum amount of allowable deferral contributions as set by the Internal Revenue Service (“IRS”) was $23,000 in 2024.

The Plan also allows participants who are age 50 or who will attain age 50 prior to the end of the Plan year to make additional deferral (“Catch-Up”) contributions, provided the participant made the maximum amount of deferral contributions permitted under the Plan. The maximum allowable Catch-Up contribution was $7,500 in 2024.

Plan participants may make transfers between funds or suspend their contributions at any time. They may also contribute amounts representing distributions from other qualified defined benefit or contribution plans (“Rollovers”). Participants can direct, at the time they enroll in the Plan, that their salary deferral and voluntary contributions be invested entirely in one of the funds offered by the Plan or divided among the funds. The Plan also permits participants to acquire an interest in Essential Utilities, Inc. common stock. Participants may change their investment allocation instructions and reinvest their contributions into a different fund or funds at any time. Participants may convert all or a portion of the vested portion of their account, excluding outstanding loans, to Roth deferral contributions.

Employer Matching Contributions

•Group 1: The Company will make a matching contribution for each Plan year equal to 50% of the first 6% of a participant’s eligible compensation that is contributed to the Plan as a pre-tax deferral contribution or a Roth deferral contribution.

Essential Utilities, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2024 and 2023

•Group 4: The Company will make a matching contribution for each Plan year equal to 50% of the first 4% of a participant’s eligible compensation that is contributed to the Plan as a pre-tax deferral contribution or a Roth deferral contribution.

•Group 6: The Company will make a matching contribution for each Plan year equal to 100% of the first 3% of a participant’s eligible compensation that is contributed to the Plan and 50% of the next 2% of a participant’s compensation that is contributed to the Plan as a pre-tax deferral contribution or a Roth deferral contribution.

Employer matching contribution, including the match enhancement for participants in Group 6 shall be an amount equal to the sum of:

(a) the least of (i) 6% of the participant’s eligible salary, (ii) the amount contributed by the employer as a deferral contribution on behalf of a participant pursuant to a compensation reduction election, and (iii) 6% of the dollar limit in effect; and,

(b) an amount equal to 100% of participant’s excess deferral contributions which do not exceed 3% of the participant’s excess compensation, plus 50% of the participant’s excess deferral contributions which exceed 3% but do not exceed 5% of the participant’s excess compensation.

•Group 8: The Company will match 100% of the first 6% of compensation contributed as deferral contributions for the Plan Year (Pre-tax deferral contributions and/or Roth deferral contributions).

•Group 9: The Company will make a matching contribution for each Plan year equal to 100% of the first 2% of the participant’s eligible compensation that is contributed to the Plan as a pre-tax deferral contribution or a Roth deferral contribution. The Company will also make a matching contribution equal to 50% of the next 4% of eligible compensation that is contributed as a pre-tax deferral contribution or a Roth deferral contribution.

The Company may make an enhanced match: (1) for Group 8 participants, and, (2) for other participants in Group 9, effective at such date as may be specified in advance by the Plan Administrator; which, together with the employer matching contributions, would total to an amount of up to 6% of the annual compensation limit pursuant to IRC Section 401(a)(17) in effect for the Plan year.

•PNG Salaried Group Covered Employees: For eligible compensation paid, the Company will make the following matching contributions:

-with respect to non-union employees and USW Customer Service Representatives, an amount equal to 125% of the first 5% of the employee’s eligible compensation that is contributed to the Plan as a pre-tax deferral contribution, Roth deferral contribution or as a voluntary contribution; and,

Essential Utilities, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2024 and 2023

-with respect to salaried employees covered by a collective bargaining agreement with the International Brotherhood of Electrical Workers, AFL-CIO-CFL, Local 29 that provides for his or her participation in the Plan, an amount equal to 50% of the first 6% of the employee’s eligible compensation that is contributed to the Plan as a pre-tax deferral contribution, Roth deferral contribution or as a voluntary contribution.

•PNG Union Group Covered Employees: For eligible compensation paid, the Company will make a matching contribution equal to 100% of participant salary deferrals, Roth deferrals, and after-tax voluntary contributions up to 6% of eligible compensation of participants.

•Delta Group Covered Employees: For eligible compensation paid, the Company will make a matching contribution equal to 100% of participant’s pre-tax deferral contributions or Roth deferral contributions to the Plan up to a maximum of 6% of the participant’s eligible compensation.

Matching contributions are initially invested in accordance with the participant’s investment elections, unless the participant made a one-time election to have contributions initially invested in Essential Utilities, Inc. common stock. If the provisions of an applicable collective bargaining agreement conflict with the provisions of the Plan, the provisions of the collective bargaining agreement shall take precedence to the extent such provisions are permitted under applicable law.

Discretionary Contributions

The Company may make additional discretionary contributions to the Plan for the benefit of active participants. Discretionary contributions are allocated to active Group 1, Group 8, Group 9, PNG Salaried, PNG Union and Delta Group participant accounts on a pro-rated basis based on each participant’s compensation compared to the compensation of all active participants in Group 1, Group 8, Group 9, PNG Salaried, PNG Union and Delta Group. The other groups in the Plan are not eligible for discretionary contributions. This discretionary contribution is made to the Plan in the form of cash into participant directed accounts. The Company did not make any discretionary contributions during 2024.

Non-Discretionary Contributions

The Company will make additional non-discretionary contributions of 5.25% of eligible hourly wages to the Plan for the benefit of active Group 6 participants who qualify for a Company matching contribution, defined as 100% of the first 3% and 50% of the next 2% of eligible compensation contributed. The Company made such non-discretionary contributions for 2024 of $81,812.

Essential Utilities, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2024 and 2023

Employer Performance Contributions

The Company may, at its discretion, make an employer performance contribution on behalf of eligible participants if certain established performance goals are achieved. Any performance contributions will be initially invested in Company stock. The Company did not make any performance contributions during 2024.

Year-End Corporate Contribution

The Company may make a discretionary year-end corporate contribution, of up to 3% of an employee’s eligible compensation, for participants of Groups 8, 9 and Delta Group who were employed on the last day of the Plan year. This contribution is made into participant-directed accounts. The Company made a year-end corporate contribution for 2024 in the amount of $3,765,428.

Profit Sharing Contribution

The Company shall make a profit-sharing contribution as follows:

-with respect to PNG Salaried Covered Employees that are non-union employees and USW Customer Service Representatives, an amount that is equal to 3% of a participant’s eligible compensation for the Plan year;

-with respect to PNG Salaried Covered Employees that are covered by a collective bargaining agreement with the International Brotherhood of Electrical Workers, AFL-CIO-CFL, Local 29, an amount that is equal to 6% of the participant’s eligible compensation for the Plan year;

-with respect to PNG Union Covered Employees, an amount that is equal to 6% of the participant’s eligible compensation for the Plan year.

During 2024, the Plan made profit-sharing contributions to the PNG Salaried and Union Covered Employees totaling $5,833,019.

Other Contributions / Accounts

The Plan has an Administrative Budget account which is comprised of funds from the Plan’s previous trustee, T. Rowe Price Trust Company, and designated to be used only for payment of permissible Plan expenses or allocation to participants. During the year ended December 31, 2024, no funds were used from the Administrative Budget Account to pay any Plan expenses. In 2024, dividends in the amount of $2,185 were earned by the Administrative Budget Account. The balance in the Administrative Budget account was $43,847 and $41,662 as of December 31, 2024 and 2023, respectively.

Essential Utilities, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2024 and 2023

The Plan has a “Revenue Credit Program” with Fidelity. When recordkeeping revenue earned in connection with plan services exceeds agreed-upon compensation, the Plan Sponsor can deposit excess revenue, regardless of source, in a revenue credit account. These funds can be used to pay ERISA-qualified expenses or can be allocated to eligible participant accounts. Revenue credits received in 2024 totaled $88,177 During 2024, the revenue credit account earned dividends of $6,654. As of December 31, 2024 and 2023, the balance in the Revenue Credit Program account was $173,730 and $78,899, respectively.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, employer’s contributions, and charged with withdrawals, an allocation of Plan earnings and losses and an allocation of administrative expenses, if not paid from the forfeiture account, the Administrative Budget account or the Revenue Credit Program account. Allocations are based on participant contributions or account balances, as defined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Each participant will always be 100% vested in the balances in their deferral contribution, voluntary contribution, discretionary contribution, employer performance contribution, and rollover contribution accounts. Group 8 and Group 9 covered employees become 100% vested in their employer matching and employer profit sharing/corporate contributions after three years of service*. Group 6 covered employees become 100% vested in their employer non-discretionary contribution upon completing a year of service*. PNG Salaried and PNG Union covered employees become 100% vested in their employer matching contribution and profit sharing accounts following the completion of three years of service**.

Vesting for Group 1 and Group 4 covered employees’ employer matching contributions is in accordance with the following schedule:

+

.

Years of Service *	% Vested
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

Delta covered employees become 100% vested in their Essential 401(k) Plan matching contribution accounts following the completion of three years of service**. Vesting for Delta covered employees’ Delta Plan matching contribution accounts is in accordance with the following schedule:

Essential Utilities, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2024 and 2023

Years of Service	% Vested
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

Vesting for Delta covered employees’ Delta Plan profit sharing contribution accounts is in accordance with the following schedule:

Years of Service**	% Vested
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

*	Effective July 1, 2022, a “year of service” for vesting purposes is based on anniversary date.
**	“Year of service” for vesting purposes shall mean periods on or after July 1, 2022 and period of service for vesting credited under their predecessor plan as of June 30, 2022.

Common Stock

Matching contributions and performance contributions are made in the form of cash. Discretionary contributions may be made in cash into participant directed accounts. Each participant may elect to transfer amounts in their account invested in common stock to another investment option under the Plan, subject to procedures established by the Plan Administrator.

Participants who are 100% vested in employer contributions have an opportunity to elect that any dividends with respect to Essential Utilities, Inc. common stock held be paid in cash to the participant’s account or allocated to their investment mix held by the Trustee rather than allocated to their account for investment in additional shares of Essential Utilities, Inc. common stock.

Payment of Benefits

Distributions from the Plan are normally made shortly after the participant’s retirement, disability, or death. If the participant’s account balance does not exceed $1,000, the participant will receive a lump-sum distribution as soon as practicable following termination of employment. If the account balance is less than $5,000 and the participant does not elect to receive the distribution directly, then the Trustee will pay the distribution in a direct rollover to an individual retirement plan designated by the Plan Administrator. Withdrawals will be made in cash or shares of Essential Utilities, Inc. common stock, to the extent permitted by law. Under certain circumstances, a participant may withdraw all or a portion of the employee contributions while still employed.

Essential Utilities, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2024 and 2023

Notes Receivable from Participants

Participants may borrow funds from their account balance in amounts that do not exceed the lesser of $50,000 or 50% of their vested account balance for a period not to exceed five years, unless the note is used to purchase the participant’s principal residence. Participants are only allowed to have one loan, with the exception of loans assumed from acquired plans in which the participant would be required to pay-off prior loans before taking new loan. Repayment for active employees is made through payroll deductions. The notes are secured by the balance in the participant’s account and bear a reasonable rate of interest, as determined by the Plan Administrator based on the prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. Effective July 1, 2022, all new notes receivable bear interest based on the prime rate. As of December 31, 2024, the notes bear interest at rates that range from 4.25% to 8.50%.

Plan Forfeitures

Participants who take a distribution prior to being fully vested forfeit their portion of non-vested employer contributions unless they resume employment as a Covered Employee and repay the full amount of the distribution to the Plan prior to the earlier of (a) five years after the date on which they were reemployed, or (b) the close of the first period of five consecutive one-year breaks in service, commencing after the distribution, in which case the non-vested amount, unadjusted by any subsequent gains or losses, shall be restored.

Forfeited non-vested accounts are used first to restore any non-vested amounts and shall then be applied as promptly as practicable to reduce employer contributions and/or to pay Plan administrative expenses. During the year ended December 31, 2024, employer matching contributions were reduced by $49,007 and administrative expenses were reduced by $659,110 from forfeited non-vested accounts. As of December 31, 2024 and 2023, the balance in the forfeiture account was $226,464 and $75,076, respectively.

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Significant estimates include the determination of the fair value of Plan assets. Actual results could differ from these estimates.

Essential Utilities, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2024 and 2023

Administration

The Plan is administered by the Retirement and Employee Benefits Committee (the “Committee”) consisting of three or more individuals selected by and who may be removed at any time by the Board of Directors of Essential Utilities, Inc. The Committee members may be employees of Essential Utilities, Inc. and may be participants in the Plan. The Committee members receive no compensation from the Plan for their services in such capacity. The Committee has extensive administrative powers in connection with the Plan, including authority to interpret the provisions of the Plan, to adopt rules for its administration and to make other decisions with respect to the Plan.

The Trustee for the Plan invests the Plan’s funds as instructed by participants. The Trustee invests funds received from contributions, investment sales, interest, and dividend income and makes distribution payments to participants.

Certain administrative expenses of the Plan are paid by the Company. The Company may, at its discretion, elect to have certain administrative expenses reimbursed by the forfeiture account, Administrative Budget, or Revenue Credit Program account funded by the Trustee.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and Trustee. See Note 3 – "Fair Value Measurements" for a discussion on fair value measurements.

On occasion, trades or fund exchanges initiated by a Plan participant may not settle by the last day of a calendar year but will settle in the subsequent Plan year. In that event, the participant’s account is credited with the cash value of such trades and fund exchanges and the cash is reported as cash and cash equivalents on the Statements of Net Assets Available for Benefits.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Realized gains and losses on the sale of Essential Utilities, Inc. common stock are based on average cost of the securities sold. Net appreciation includes the gains and losses on investments bought and sold as well as held during the year. Purchases and sales are recorded on a trade-date basis.

Investment Fees

Net investment returns reflect certain fees paid to the investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment activity and thus are not separately identifiable as an expense.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as distributions based

Essential Utilities, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2024 and 2023

upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2024 and 2023.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions.

Payment of Benefits

Benefits are recorded when paid.

Income Taxes

The Plan is exempt from federal income taxes under the IRC.

Note 3 - Fair Value Measurements

The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the valuation inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

•Level 1 - Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

•Level 2 - Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets, and other observable inputs.

•Level 3 - Fair value is based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and similar techniques.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation techniques used to measure fair value for the years ended December 31, 2024 and 2023.

•Essential Utilities, Inc. common stock is valued at the closing price reported on the active market on which the stock is traded.

•Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily Net Asset Value

Essential Utilities, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2024 and 2023

(“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•The Stable Value Common Trust Fund (the “Trust”) is comprised primarily of investment contracts that are valued at the NAV of units of the Trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Level 1
	December 31, 2024	December 31, 2023

Mutual funds	$546,520,034	$472,962,759
Essential Utilities, Inc. common stock	39,798,740	44,881,156

Investments Measured Using NAV per Share Practical Expedient

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2024 and 2023, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	2024	2023	Unfunded	Redemption Frequency (if	Redemption
	Fair Value	Fair Value	Commitment	currently eligible)	Notice Period

Common Trust Fund	$20,985,706	$26,839,344	$-	Daily	12 or 30 months

Note 4 - Related Party and Party-in-Interest Transactions

Certain of the Plan’s investments are shares of mutual funds managed by the Trustee, therefore, these transactions qualify as party-in-interest transactions. Investment management fees paid to the Trustee during 2024 were netted against investment returns. Participants may also elect to invest in the common stock of the Plan Sponsor. These transactions qualify as related party and party-in-interest transactions. Total purchases at market value related to the common stock of the Plan Sponsor in 2024 were $2,693,106 (74,485 shares). Total sales at market value related to the common stock of the Plan Sponsor in 2024 were $6,764,899 (180,359 shares). As of December 31, 2024 and 2023, the market value of the Plan’s investment in the common stock of the Plan Sponsor amounted to $39,798,740 (1,095,683 shares) and $44,881,156 (1,201,558 shares), respectively. Additionally, the Plan issues loans to participants, which are secured by the participants’ account balances. These transactions qualify as party-in-interest transactions. Certain members of Essential Utilities, Inc. management perform administrative and fiduciary duties for the Plan that qualify them as parties-in-interest and/or related parties of the Plan. Transactions between such members of management were routine in nature and conducted pursuant to the Plan’s provisions as of and during the year ended December 31, 2024.

Essential Utilities, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2024 and 2023

Note 5 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contributions.

Note 6 - Tax Status

The IRS issued a determination letter dated September 8, 2015, which stated that the Plan and related trust qualified under applicable provisions of the IRC and, therefore, are exempt from federal income taxes. The Plan has been amended since receiving the latest determination letter. The Plan Administrator and the Plan’s counsel believe that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2021.

Note 7 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Essential Utilities, Inc. 401(k) Plan

Form 5500 - Schedule H, Line 4a

Schedule of Delinquent Participant Contributions

EIN:  23-1702594

PN: 005

December 31, 2024

Participant Contributions Transferred Late to Plan		Total that Constitute Nonexempt Prohibited Transactions
Year	Check Here if Late Participant Loan Repayments are Included:	Contributions Not Corrected	Contributions Corrected Outside VFCP(2)	Contributions Pending Correction in VFCP(2)	Total Fully Corrected Under VFCP(3) and PTE(3) 2002-51
2024	x	$-	$4,281 (1)	$-	$-

(1) Represents delinquent participant contributions and loan repayment for one particular instance for a certain pay group in 2024. The Company remitted the delinquent contributions to the Plan on June 9, 2025 and lost earnings on June 11, 2025.
(2) Voluntary Fiduciary Correction Program

(3) Prohibited Transaction Exemption

Essential Utilities, Inc. 401(k) Plan

Form 5500 - Schedule H - Line 4i

Schedule of Assets (Held at End of Year)

EIN:  23-1702594

PN: 005

December 31, 2024

(a)	Identity of Issue ( b )	Description of Investment ( c )	Cost ( d )	Current Value ( e )

	Mutual Fund	American Beacon Small Cap Value Fund R5	N/A	$1,005,216
	Mutual Fund	American Funds EuroPacific Growth Fund	N/A	2,660,801
	Mutual Fund	Blackrock Midcap Growth Equity Instl	N/A	3,205,534
	Mutual Fund	Dodge & Cox International Stock Fund	N/A	5,811,139
	Mutual Fund	JP Morgan US Equity Fund R6	N/A	13,926,616
	Mutual Fund	MFS Massachusetts Inv Gr Stk	N/A	8,393,355
	Mutual Fund	Neuberger Berman Genesis Fund, Instl	N/A	1,548,908
	Mutual Fund	T. Rowe Price Retirement Balanced Fund	N/A	314,306
	Mutual Fund	T. Rowe Price Retirement 2005 Fund	N/A	703,386
	Mutual Fund	T. Rowe Price Retirement 2010 Fund	N/A	920,536
	Mutual Fund	T. Rowe Price Retirement 2015 Fund	N/A	5,599,939
	Mutual Fund	T. Rowe Price Retirement 2020 Fund	N/A	22,015,023
	Mutual Fund	T. Rowe Price Retirement 2025 Fund	N/A	45,094,902
	Mutual Fund	T. Rowe Price Retirement 2030 Fund	N/A	85,696,982
	Mutual Fund	T. Rowe Price Retirement 2035 Fund	N/A	68,842,528
	Mutual Fund	T. Rowe Price Retirement 2040 Fund	N/A	49,121,886

Essential Utilities, Inc. 401(k) Plan

Form 5500 - Schedule H - Line 4i

Schedule of Assets (Held at End of Year)

EIN:  23-1702594

PN: 005

December 31, 2024

( a )	Identity of Issue ( b )	Description of Investment ( c )	Cost ( d )	Current Value ( e )

	Mutual Fund	T. Rowe Price Retirement 2045 Fund	N/A	46,086,377
	Mutual Fund	T. Rowe Price Retirement 2050 Fund	N/A	47,926,587
	Mutual Fund	T. Rowe Price Retirement 2055 Fund	N/A	35,209,501
	Mutual Fund	T. Rowe Price Retirement 2060 Fund	N/A	17,417,705
	Mutual Fund	T. Rowe Price Retirement 2065 Fund	N/A	6,215,636
	Mutual Fund	T. Rowe Price QM US Small-Cap Growth Equity Fund	N/A	2,778,680
	Mutual Fund	Vanguard Mid-Cap Index Fund, Admiral	N/A	4,131,105
	Mutual Fund	Vanguard Small-Cap Index Fund, Admiral	N/A	3,893,576
	Mutual Fund	Vanguard Treasury Money Market	N/A	5,031,254
	Mutual Fund	Vanguard Total International Stock, Admiral	N/A	5,419,476
	Mutual Fund	Vanguard Windsor II Fund, Admiral	N/A	6,719,825
	Mutual Fund	Vanguard 500 Index Fund, Admiral	N/A	31,089,020
	Mutual Fund	PGIM Total Return Bond R6	N/A	10,737,948
*	Mutual Fund	Fidelity Value Fund K	N/A	2,955,362
*	Mutual Fund	Fidelity Balanced K Fund	N/A	6,046,925
				546,520,034

*	Common Stock	Essential Utilities, Inc. common stock	N/A	39,798,740
	Common Trust Fund	T. Rowe Price Stable Value Common Trust Fund	N/A	20,985,706

*	Participant Loans**	Interest rates 4.25% to 8.50% (maturity date through 2053)	-	10,958,327
				$618,262,807

*	A party-in-interest as defined by ERISA
**	The accompanying financial statements classify participant loans as notes receivable from participants
N/A	Cost information omitted for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Essential Utilities, Inc. 401(k) Plan

Date: June 16, 2025

/s/ Christopher P. Luning
Christopher P. Luning
Executive Vice President, General Counsel

EXHIBIT INDEX

Exhibit

Number Description

23.1  Consent of Schneider Downs & Co., Inc